UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-56365

ADASTRA HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

5451 - 275 Street, Langley, British Columbia V4W 3X8, Canada

Telephone: 778-715-5011

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares Without Par Value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Item 1.  Exchange Act Reporting History

A. Adastra Holdings Ltd. (the "Company") first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, on January 20, 2022 when its registration statement on Form 20-F (Registration No. 000-56365), as amended, initially filed on November 11, 2021 with the Securities and Exchange Commission (the "Commission"), became effective.

B. The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.   Recent United States Market Activity

The Company's securities have never been sold in the United States in a registered offering under the Securities Act of 1933 (the "Securities Act").

Item 3.  Foreign Listing and Primary Trading Market

A. The Company maintains a listing of its common shares under the trading symbol "XTRX" on the Canadian Securities Exchange (Canada), which constitutes the primary trading market for the Company's common shares.

B. The date of initial listing of Company's common shares on the Canadian Securities Exchange was January 3, 2020.  The Company has maintained this listing on the Canadian Securities Exchange since that date, which is more than 12 months preceding the date of this form.

C. 99.43% of trading in the subject class of securities occurred in Canada during the 12-month period from April 1, 2023 to March 31, 2024.

Item 4.  Comparative Trading Volume Data

A. The Company is relying on Rule 12h-6(a)(4)(i).  The first and last days of the recent 12-month period used to meet the requirements of that rule provision are as follows:

• First day - April 1, 2023

• Last day - March 31, 2024

B. The average daily trading volume of the class of securities that is the subject of this Form during such 12-month period is as follows:

• United States: we estimate that the approximate average daily trading volume of the Company's common shares in the United States on the OTC Pink Market during such 12-month period was 244.

• Worldwide: we estimate that the approximate average daily trading volume of the Company's common shares on a worldwide basis during such 12-month period was 49,013.

C. We estimate that the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis during such 12-month period was approximately 0.5%.

D. We have not delisted the subject class of securities from a national securities exchange or inter-dealer quotation system in the United States.

E. We have not terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities.

F. The source of the trading volume information used for determining whether we meet the requirements of Rule 12h-6 are:

• www.ca.finance.yahoo.com (with respect to the trades on the Canadian Securities Exchange);

• www.boerse-frankfurt.de (with respect to the trades on the Börse Frankfurt Stock Exchange); and

• www.finance.yahoo.com (with respect to the trades on the OTC Pink Market).

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A. The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on May 1, 2024.

B. The notice was disseminated in the United States by Accesswire. In addition, the notice is attached as Exhibit 10.1 to this Form 15F.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR+) at its website at www.sedarplus.ca.

PART III

Item 10.  Exhibits

Exhibit 10.1 Notice pursuant to Rule 12h-6(h) under the Exchange Act, dated May 1, 2024.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Adastra Holdings Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Adastra Holdings Ltd, certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ADASTRA HOLDINGS LTD.

By: "Lachlan McLeod"
Name: Lachlan McLeod
Title: Interim Chief Executive Officer,
Chief Financial Officer & Corporate Secretary
Date: May 1, 2024

EXHIBIT

10.1	Notice pursuant to Rule 12h-6(h) under the Exchange Act, dated May 1, 2024.